1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001

John J. O’Brien

Associate

215.963.4969

jobrien@morganlewis.com

January 28, 2013

FILED AS EDGAR CORRESPONDENCE

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:                             Post-Effective Amendment for SEI Institutional Managed Trust (File Nos. 033-09504 and 811-04878)

Dear Ms. O’Neal-Johnson:

On behalf of our client, SEI Institutional Managed Trust (the “Trust” or “SIMT”), this letter responds to the comments you provided via telephone on January 9, 2013, regarding the Trust’s post-effective amendment No. 87 under the Securities Act of 1933, as amended (the “1933 Act”), and amendment No. 89, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC on November 29, 2012 pursuant to Rule 485(a) under the 1933 Act, solely with respect to the Multi-Strategy Alternative Fund (the “Fund”) for the purpose of changing the Fund’s non-fundamental investment policy with respect to the diversification of its total assets and making related changes. Below, we have briefly summarized your comments and questions, followed by our responses.

1.                                      Comment.                                      Please add a parenthetical with the term “junk bonds” to the Fund’s principal investment strategy disclosure with respect to non-investment grade fixed income securities.

Response.                                         In response to your comment, we have added a parenthetical to the Principal Investment Strategies section, which notes that non- investment grade instruments are also known as “junk bonds.” We have also added this parenthetical to the heading “Below Investment Grade Securities Risk” in the Fund’s Principal Risks section.

2.                                      Comment.                                      Please confirm that the Fund covers the full notional value of credit default swaps sold (written) by the Fund.

Response.                                         The Fund may write (sell) credit default swaps. If the Fund writes (sells) a credit default swap, then the Fund will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit default event, as defined under the terms of the particular swap agreement, and less any offsetting positions.

3.                                      Comment.                                      With respect to the Fund’s investments in total return swaps, please confirm that the Fund complies with the coverage requirements set forth in Securities Trading Practices of Registered Investment Companies, Investment Company Rel. No. 10666 (Apr. 18, 1979) and that the Fund will comply with any applicable future guidance set forth by the SEC or its Staff.

Response.                                         With respect to the Fund’s investment in total return swaps, the Trust has adopted policies and procedures reasonably designed to comply with the Trading Practices of Registered Investment Companies, Investment Company Rel. No. 10666 (Apr. 18, 1979), as subsequently modified by other SEC written published guidance (e.g., SEC releases and no-action letters).  With respect to the Fund’s investments in total return swaps, the Trust intends to incorporate into its policies and procedures any applicable future written published guidance of the SEC or its Staff.

4.                                      Comment.                                      Please confirm that the Fund’s derivatives disclosure in both its principal investment strategies and principal risks is consistent with the observations of the SEC staff with respect to derivatives-related disclosure by investment companies set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management of the U.S. Securities and Exchange Commission to Karrie McMillan, General Counsel, Investment Company Institute (“Miller Letter”), dated July 30, 2010 (http://www.sec.gov/ divisions/investment/guidance/ici073010.pdf).

Response.                                         In response to your comment, we have reviewed the Fund’s disclosure against the observations set forth in the Miller Letter and believe the Fund’s current disclosure to be consistent with the principles set forth in the Miller Letter.

5.                                      Comment.                                      Please include a parenthetical in the Fund’s Average Annual Total Returns table that indicates that index returns do not reflect deductions for fees, expenses or taxes.

Response.                                         We will include the noted parenthetical in the Average Annual Total Returns table of the effective prospectus.

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien